Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December […], 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:
TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Gerstein Fisher Multi-Factor International Growth Equity Fund (S000035301)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of November 22, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 267 to its registration statement, filed on behalf of its series, Gerstein Fisher Multi-Factor International Growth Equity Fund (the “Fund”).  PEA No. 267 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 12, 2011 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.	Staff Comment: Please confirm that all exclusions applicable to the Fund’s operating expense limitation agreement have been listed in footnote (2) to the “Fees and Expenses of the Fund” table.

Response: The Trust responds by confirming supplementally that all exclusions to the Fund’s fee waiver/expense reimbursement agreement have been included in footnote (2).

2.
Staff Comment:  If the Fund will invest directly in short positions as a principal investment strategy, please include a line item in the “Fees and Expenses of the Fund” table for disclosing the estimated dividend and interest expenses related to investments in short positions.  If the Fund will only engage in short positions as part of derivative transactions, then do not include the separate line item.

Response:  The Trust responds by stating supplementally that the Fund does not intend to invest in direct short sales as a principal investment strategy.  The Trust further responds by confirming supplementally that it will disclose dividend and interest expenses related to short sales, if any such expenses are incurred, in the “Fees and Expenses of the Fund” table in future updates to the Fund's prospectus.

Prospectus – Summary Section – Principal Investment Strategies

3.	Staff Comment: Please revise applicable disclosure in this section using plain English to explain what is meant by “valuation multiples.”

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Value is measured by valuation multiples (factors used to arrive at an estimate of value, such as gross revenue, net cash flow, price to book ratio and/or net sales), while “momentum” is captured by factors such as relative price strength and earnings revisions.”

4.	Staff Comment: Please confirm whether the Fund may invest in emerging markets securities as a principal strategy, including any limit on the Fund’s ability to invest in emerging markets.

Response:  The Trust responds by stating that the Fund may invest in emerging markets securities without limitation and by revising the applicable disclosure to read as follows:

“The Fund seeks to invest primarily in common stocks of international companies of any size, including foreign securities and securities of U.S. companies.  The Fund may invest in foreign securities which may include securities of companies in emerging markets or less developed countries.”

5.
Staff Comment:  The Staff has expressed concern regarding the definition of the types of issuers in which the Fund invests given the use of the term “International” in the Fund’s name.  The Staff suggests including a requirement, either in the Summary section or the Item 9 disclosure, that at least 40% of the Fund’s assets be invested in foreign securities or securities of a U.S. companies whose revenue or operating income is derived from outside of the U.S.

Response:  The Trust responds by referring to the disclosure already included in the Fund’s Item 9 disclosure which reads as follows:

“The Fund typically invests in securities of issuers from at least three or more non-U.S. countries, with at least 40% of the Fund’s net assets invested in foreign securities.  Foreign securities are determined to be “foreign” on the basis of an issuer’s domicile or location of headquarters (as determined by the Adviser)”

6.
Staff Comment:  Please include disclosure regarding the types of derivatives the Fund expects to invest in and how such derivatives will be used.  Please refer to the Staff’s letter issued to the Investment Company Institute (the “ICI”) on July 30, 2010 for guidance.

Response:  The Trust responds by stating supplementally that the Trust believes that the derivatives disclosure included in the Fund’s prospectus and the SAI meet the guidance set forth in the Staff’s letter issued to the ICI.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers